Exhibit 99.5

Description of Transactions in the Shares that were Effected During the Past 60 Days —

Spear Point Capital Fund LP

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
02/24/16	(2,100)	$1.07
02/25/16	(11,100)	$0.97
02/26/16	(3,000)	$0.89
02/26/16	(600)	$0.89
02/29/16	(1,951)	$0.89